ZEISS CARL ZEISS MEDITEC

SUPPL

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-106
Fax: +49 36 41/ 220-117
e-mail: p.kofler@meditec.zeiss.com

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Division/Dept.: Investor Relations
Your contact: Patrick Kofler

Our ref.: PKo/LFi
Date: 2009-05-14

09046249

SEC
Mail Processing
Section
MAY 20 2009
Washington, DC
122

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press Release	2009-05-14

Best regards,

Carl Zeiss Meditec AG
i. A.

Patrick Kofler
Director Investor Relations

i. A.

Lydia Fischer
Assistant Investor Relations

5/28

CARL ZEISS MEDITEC

Carl Zeiss Meditec succeeds in countering the crisis in first half-year 2008/2009

12.5% growth in sales to € 336.7 million – focus on innovation, customer orientation and growth markets

(JENA, 14 May 2009) Despite the continued adverse conditions in some markets, Carl Zeiss Meditec coped well in the first six months and successfully countered the ongoing effects of the weak economy. In the first six months of financial year 2008/2009 the company generated revenue of € 336.7m (previous year: € 299.7m).
In the context of the current economic crisis the operating result for the first half was also encouraging. The first half-year 2008/2009 showed a 20.8% increase in EBIT to € 38.9 million compared to the previous year's figure of € 32.2 million. The EBIT margin stood at 11.5%, compared to 10.7% last year. Earnings per share after minority interest amounted to € 0.29 in the first six months (previous year: € 0.30). The Management Board has thus recommended to the Annual General Meeting which takes place in the coming week, that a dividend to the usual amount of approx. one third of the profits per share be distributed.

"In the current adverse situation we see ourselves confirmed in our strategy by this result. In the future we will thus be adhering to our long-term goals and their achievement, thereby actively focusing on innovation, customer orientation and growth markets," says Dr Michael Kaschke, President and Chief Executive Officer of Carl Zeiss Meditec AG.

Sound development in all three business units

Pressemitteilung

Revenue in the "Ophthalmic Systems" strategic business unit, which mainly deals in diagnostic and treatment systems for ophthalmology, increased by 18.6% year-on-year, from € 135.7m to € 160.9m. Besides the innovative product portfolio, this was influenced by the increasing strength of the US dollar and the Japanese yen against the euro.

Revenue in the "Surgical Ophthalmology" strategic business unit, which mainly deals in implants and consumables for ophthalmology with sound growth figures, increased from € 38.0m in the previous year to € 40.7m. This pleasing trend is partly attributable to newly introduced intraocular lenses such as the AT.LISA.

Sales in the "Microsurgery" strategic business unit (formerly: Neuro/ENT Surgery) continue to be driven by the innovative OPMI® Pentero® surgical microscope used in neurosurgery and the OPMI Lumera® used in ophthalmic surgery. In this business unit Carl Zeiss Meditec thus generated revenue of € 135.2m (previous year: € 125.7m) in the first half of 2008/2009.

The "Microsurgery" SBU accounted for a 40.1% share of revenue (previous year: 42.0%), while the "Ophthalmic Systems" SBU contributed 47.8% (previous year: 45.3%) and the "Surgical Ophthalmology" SBU the remaining 12.1% (previous year: 12.7%).

Encouraging sales growth in Asia/Pacific

The "Asia/Pacific" region is exhibiting high growth rates. In the first six months of 2008/2009 the share of revenue generated in this region increased to 26.5% from 24.0% in the corresponding period of the previous year. In the reporting period Carl Zeiss Meditec thus generated sales of € 89.1m (previous year € 71.8m). This is equivalent to an

increase of 24.0%, mainly attributable to dynamic growth in the Japanese and Indian markets.

The "Americas" region was once again the strongest generator of sales in the first six months of 2008/2009. Revenue in this region rose by 15.7% in a year-on-year comparison to € 116.2m (previous year: € 100.5m). This trend is being reinforced by appreciation of the US dollar. In addition, the corresponding period of the previous year was marked by substantial economic turbulence. The region's share of revenue increased slightly to 34.5%, compared to 33.6% in the previous year.

In the "Europe, Middle East and Africa" ("EMEA") region, revenue rose by 3.7% to € 104.9m (previous year: € 101.2m). Positive influences came from sales of innovative diagnostic equipment, surgical microscopes and intraocular lenses. The proportion of revenue generated by this region decreased from 33.8% to 31.1% year-on-year.

"The first half-year shows that Carl Zeiss Meditec has also fared well in an adverse economic environment compared to the competition. This would not have been possible without the commitment of our employees worldwide, to whom I would like to express my gratitude. With our workforce, our solid financing and our healthy balance sheet we see ourselves well positioned, despite the crisis, to continue our investments in long-term innovations and sales, enabling us to emerge from the crisis with a clear competitive edge," Dr Michael Kaschke sums up the results.

Outlook

"Today we are well poised regionally and have a solid financial basis with an equity ratio of 70% and over € 200m in free liquidity. Our

CARL ZEISS MEDITEC

innovative product portfolio ranges from implants and consumables to capital goods. Our employees continue to work with a high level of commitment on addressing the needs of our customers even better with tailor-made solutions, thus actively improving our cost efficiency. In a challenging environment we endeavour to secure and further expand our leading market position by focusing on strategically important growth and development programmes. Our objective remains to keep the profitability we have already achieved stable and to improve it in the medium term. We want to benefit from our competitive advantages during and after the crisis. This strategy enables us to offer our shareholders a reliable dividend policy even in difficult times," concludes Dr Kaschke.

Pressemitteilung

CARL ZEISS MEDITEC

Press contacts:
Eva Sesselmann
Director Corporate Communications
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-331
Phone: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Director Investor Relations
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-106
Phone: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is listed in the Tec-DAX of the Deutsche Börse and is one of the world's leading medical technology suppliers.

The company supplies innovative technologies and application-oriented solutions designed to help doctors improve the quality of life of their patients. It provides complete packages of solutions for the diagnosis and treatment of eye diseases - including implants and consumable materials. The company creates innovative visualisation solutions in the field of microsurgery. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiation therapy.

Pressemitteilung

CARL ZEISS MEDITEC

In the 2007/2008 (30 September) financial year the 2,100 employees generated revenue of approximately 600 EUR million. The head office of Carl Zeiss Meditec is in Jena, Germany. The company has subsidiaries in Germany and abroad; more than 50 percent of its employees are based in the USA, Japan, Spain and France.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently managed business units of Carl Zeiss AG operate in the future-oriented markets of "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". The head office of Carl Zeiss AG is in Oberkochen, Germany. In the 2007/08 financial year (balance sheet date 30 September) the group posted sales of € 2.7 billion. Carl Zeiss has a total workforce of about 13,000 in over 30 countries, over 8,000 of them in Germany.

Further information: http://www.meditec.zeiss.de

Pressemitteilung